                                                         Exhibit 99

                                        For Further Information Contact
                                        Robert E. Phaneuf
For Immediate Release                   Vice President - Corporate Development
Wednesday, November 1, 2000             (918) 592-0101



                   VINTAGE PETROLEUM REPORTS RECORD RESULTS
                               FOR THIRD QUARTER

     Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced record high third quarter 2000 income of $57.4 million, or $0.90 a share. The dramatically improved results posted in the third quarter are more than double the income of $27.3 million, or $0.43 per share, reported in the same quarter last year. Last year's third quarter included a $2.0 million, or three cents per share, after-tax gain from the sale of certain non-strategic oil and gas properties. Substantially higher average oil and gas prices coupled with an increase in production and lower interest expense associated with reduced long-term debt accounted for the significant increase in profitability.

     Oil and gas production for the quarter grew seven percent to a record 7.4 million equivalent barrels (BOE) from 7.0 million BOE in last year's period.
The increase is attributable to acquisitions made in the U.S. and Ecuador net of asset sales in 1999, an increase in the capital budget in the first nine months of 2000 which resulted in increased production from exploitation and exploration, an increase in the allowable for Ecuador oil production and improvement in gas market takes in Bolivia. As a result, oil production for the quarter increased nine percent compared to last year's quarter to a record 5.0

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

million barrels. Company production of natural gas increased four percent to a record 14.5 billion cubic feet (Bcf).

     Aiding the increase in production were substantially higher average prices for oil and gas resulting from lower inventory levels, tighter supplies in the market currently and the expectation of continued lower than average supplies relative to anticipated demand into 2001. The company's average realized price of oil rose 42 percent to $26.34 per barrel ($28.85 per barrel before the impact of hedges) compared to $18.50 per barrel ($18.77 per barrel before the impact of hedges) during the same quarter last year. The average realized price of gas increased 62 percent to $3.23 per Mcf compared to $2.00 per Mcf in the same quarter last year.

     Oil and gas sales rose 58 percent to a record $179.5 million principally due to the impact of the higher average prices of oil and gas coupled with record oil and gas production levels. Total revenues for the third quarter rose 64 percent to $223.9 million compared to $136.4 million in the year-ago quarter.

     Lease operating costs per BOE increased 12 percent to $5.13 per BOE compared to $4.58 per BOE in last year's third quarter. The increase results primarily from an increase in severance taxes and the rise in cost of purchased electricity in the field associated with the rise in current quarter oil and gas prices compared to the third quarter of 1999, a greater amount of high cost oil production in the current quarter's mix compared to that of last year and higher expenditures for well workovers and maintenance in the current quarter versus the year-ago quarter. General and administrative expenses rose modestly by five cents a BOE to $1.26 per BOE in the quarter. Exploration expense for the quarter was $8.9 million, composed of $8.7 million

                                    -More-
attributable to leasehold impairments and unsuccessful exploratory drilling, with the remaining $200,000 of expenditures for seismic and other geological and geophysical activities. The unsuccessful exploratory well reported recently on Ecuador's Block 19 and dry hole costs associated with the portions of the NJL X-111 and NJL X- 118 Bolivia wells below the Iquiri formation were the primary contributors to the increase in exploration expense. In last year's third quarter, exploration expense totaled $1.3 million consisting of $600,000 of geological and geophysical activities and $700,000 attributable to leasehold impairments and dry hole costs. Interest expense declined 24 percent to $11.6 million as a result of lower average outstanding debt levels.

     For the quarter just ended, income before taxes increased 141 percent to $87.6 million compared to income before tax of $36.4 million in last year's quarter, which included the impact of the $3.3 million pre-tax gain from non-strategic property sales. The effective tax rate for the current quarter rose to 34.5 percent compared to 25 percent in the year-ago quarter, largely as a result of the utilization of all remaining Argentina net operating loss carryforwards during 1999. Net income for the third quarter of 2000 was $57.4 million, or $0.90 per share, compared to last year's $27.3 million, or $0.43 a share.

     Cash flow from operations (before working capital changes) for the third quarter increased to a record $97.7 million compared to $57.9 million in the year-ago quarter.

Nine Months 2000 Summary

     For the nine months, oil and gas sales rose to $478.1 million, 98 percent above the $240.9 million in the nine months of 1999. The higher sales were primarily the result of an improvement in the realized prices of oil and gas accompanied by a 16 percent rise in

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

production. Total revenues increased by 87 percent to $550.4 million, compared to $295.0 million for the same period last year.

     Net income in the first nine months of 2000 was $129.9 million, or $2.03 per share, more than eight times higher than the $14.3 million, or $0.25 per share, recorded in the similar 1999 period.

     Cash flow from operations (before changes in working capital) for the nine months of 2000 was $232.8 million compared to $93.7 million in 1999.

Update and Outlook

Excess Cash Flow Allows Continued Debt Reduction

     "We are pleased that at the end of the third quarter of 2000, the company's net debt-to-book capitalization ratio continued to be reduced despite our $40.1 million cash acquisition of Argentina properties in the Cuyo basin in the quarter. Net debt-to-book capitalization dropped to 45 percent from 57 percent at year-end 1999 and 63 percent in last year's third quarter. The company continues to generate more cash flow than is required to fund the non-acquisition capital budget supporting our internal growth targets, allowing increased financial flexibility to fund future acquisitions," said S. Craig George, CEO.

     Excess cash flow and other working capital changes over third quarter capital expenditures were applied to reduce debt to $472.4 million at the end of the quarter. As a result of lower outstanding debt and a reduction in letter of credit obligations, the unused availability under the company's bank credit facility as of the end of the third quarter was approximately $453 million.

                                    -More-

Exploration Activity Update

U.S. Exploration -

     Mid-Continent -

     Vintage, as operator, has completed the first of nine exploratory gas wells to be drilled in the Stagecoach prospect area in southern Oklahoma during 2000. The Defender 1-24, a new field discovery, was completed in the Dornick Hills formation with current net daily production rates exceeding 3.4 million cubic feet (MMcf) (11 MMcf, gross). As a result of the successful test, the first offset well, the Apache-Rosser 1-19, is currently drilling below 13,500 feet to a target depth of 16,000 feet. The next two exploratory test wells located in separate geological features, the Pistol 1-6 and Kovo 1-25, have been drilled, cased and testing is currently underway. The Marathon-Lovette Le Grand 1-10 is drilling below 13,800 feet to a depth of 16,000 feet to test a separate structural trap. All wells in this prospect area have multiple target zones in the deep Springer through the shallow Granite Wash and Cisco formations. Based on these encouraging results, Vintage has spud the next well and plans to drill two additional wells before year end. In addition to the exploratory drilling, Vintage is also engaged in an ongoing Granite Wash gas extentional development program in this prospect area. Five wells are scheduled to be drilled this year with the program continuing through 2001. All wells, if successful, may generate offset development locations. In the Texas panhandle, the Mills
Ranch 1-97 is currently drilling below 22,000 feet to test the deep Hunton formation.

                                    -More-

     Gulf Coast -

     Vintage's success in the Galveston Bay area of Texas continues with the completion of the Hematite #2 and the State Tract 1-4A. The Hematite #2, a lower Vicksburg test, was tested at 65 barrels of oil per day and nearly 1.0 MMcf per day net to Vintage's interest. The State Tract 1-4A, which logged 36 feet of net pay in the Text II formation has been completed and is currently waiting on a pipeline connection. The State Tract 46-1, completed in June 2000, continues to produce at net daily rates of 65 barrels of oil and 2.8 MMcf from the Text II formation. Two new wells, the Sterling #1 and the State Tract 9-12B have been spud. The Sterling #1 targets the lower Vicksburg offset to the Hematite #1, which was drilled during the last quarter of 1999. The State Tract 9-12B will be drilled to 11,000 feet to test the Text II formation. Depending upon rig availability and timing, Vintage could participate in one additional well before year end in the prospect area. These new completions extend Vintage's success rate to 13 out of 16 wells since utilizing comprehensive 3-D seismic information obtained throughout the Galveston Bay prospect area.

International Exploration

     In Bolivia, the company has completed the work unit obligation associated with Vintage earning a 100 percent working interest in the Naranjillos concession with the drilling of the final two wells of the program, the NJL X-111 and the NJL X-118. These exploratory wells were drilled targeting the deep Devonian Huamampampa and Santa Rosa formations. The NJL X-111 and NJL X-118 were drilled to depths of 20,960 feet and 18,870 feet, respectively, but were both non-productive in the deep target formations. Currently, Vintage expects that the NJL X-118 wellbore may be utilized at a later date as a lower Iquiri producer, having

                                    -More-
encountered the Iquiri formation as anticipated in a developed location. The NJL X-111 well also encountered a potentially productive Iquiri zone in an extentional location, which will be tested at a later date. Since acquiring the Naranjillos concession in late 1997, Vintage has fulfilled the exploration work obligations that were committed to as the consideration for the acquisition of this concession from the state oil company, YPFB. The execution of this work program in the Naranjillos concession has resulted in approximately a three-fold increase in proved reserves to approximately 485 Bcfe at year-end 1999 from the 116 Bcfe that existed at the time of acquisition. "The potential long-term attractiveness of investment returns in the concession remains, as Vintage's all-in cost of acquisition, exploration and development of reserves to date in Naranjillos is less than $0.18 per Mcfe," said Mr. George.

     With initial testing operations concluded on the Harmel #1 in Yemen and results recently announced, the completion rig has been moved to the An Naeem #2 well. The An Naeem #2 well was drilled to test the potential existence of a downdip oil rim in the Alif formation after encountering test quantities of 40 MMcf per day of gas and 1,020 barrels of condensate per day from the Alif formation in the An Naeem #1 well earlier in the year. Testing of the Alif reservoir in the An Naeem #2 is currently underway with results expected during the next several weeks, followed by testing the Fordus well. Plans also call for a longer-term production test of the Harmel #1 based on results from the initial testing.

     "Although we are, of course, disappointed with results from the deep formations in the NJL X-111 and NJL X-118 prospects in Bolivia, we are still very optimistic about other opportunities in our inventory in Bolivia, as well as in other countries. What we learn from these wells will contribute to our continuing success in South America. We remain encouraged

                                    -More-
about our program in Yemen as testing continues and in our U.S. and Argentina programs where we are seeing significant production added from the drill bit," said Mr. George.

Argentina - Company Plans to Initiate Activity in Cuyo Basin Properties and Add a Third Rig in the San Jorge Basin During 2001

     In Argentina, plans are underway that will lead to the initiation of development drilling activity on the company's recently acquired Piedras Coloradas concession in the Cuyo basin by late first quarter of 2001. Based on the continued success of the company's San Jorge basin drilling program, additional 3-D seismic campaigns have been authorized to continue to expand the area available within Company concessions for potential future drilling activity, as only fifteen percent of the company's acreage is currently covered by 3-D seismic. By the second quarter, the company intends to add a third rig to the existing two-rig program currently underway in order to further increase production for a portion of 2001 and beyond.

Capital Budget for 2001 Expands to $245 Million to Accommodate Addition of Third Drilling Rig in Argentina

     As a result of the decision to add a third rig in the company's San Jorge basin properties in Argentina during a portion of 2001 and the drilling planned for the recently acquired Cuyo basin property, the capital budget has been raised nine percent to $245 million from the prior $225 million. In the current year, additional costs associated with testing activities in Yemen are being more than offset by lower estimates of drilling and other development costs with the likely result that non-acquisition capital spending may approximate $167 million rather than the most recent forecast of $172 million.

                                    -More-

Growth Targets for 2000 and 2001 Revised, 2001 Cash Flow Target Increased

     Based upon the company's nine-month results, the revisions to the non-acquisition capital budget and other expectations, Vintage is revising its operating and financial targets for 2000. The company continues to target production of approximately 28.9 million BOE (see accompanying table); however, the mix is somewhat different than previously anticipated as a result of a slower rate of growth in the U.S., slower growth in Argentina production resulting from delays caused by severe winter weather and a faster rate of growth in takes of Bolivia gas.

     For 2001 the company has revised upward its target for production to 32.3 million BOE, as shown in the accompanying table, from the previous 31.7 million BOE predominantly as a result of expected volume increases in Argentina associated with the recent acquisition of producing properties in the Cuyo basin and from the addition of a third drilling rig for a portion of the year. Based on the assumed NYMEX oil price for the year 2001 of $25.00 per barrel and the assumed NYMEX price of gas of $3.50 per Mcf, along with the company's revised expectations for the capital budget, production, existing hedges, assumed costs enumerated in the accompanying table, as well as other expectations, Vintage has raised its target for cash flow for 2001 to approximately $332 million.

Vintage to Webcast Third Quarter 2000 Conference Call

     The company's third quarter 2000 conference call to review financial and operational results will be broadcast, on a listen-only basis, on the internet on Thursday, November 2 at 3 p.m. Central Time.

                                    -More-

     Interested parties can listen to the live conference call over the internet by logging on to www.streetevents.com and selecting "Individual Investor
                 --------------------
Center".  A replay will be available for one week at www.streetevents.com
                                                     --------------------
following the completion of the call. There will also be a telephone replay available until November 9 at (402) 220-0680. To listen to the internet broadcast, participants will need a multimedia computer with speakers and the RealPlayer plug-in installed. RealPlayer can be accessed at www.real.com.
                                                            ------------
Vintage is unable to provide technical support for downloading the software.

Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address targets or estimates of proved oil and gas reserves, future production, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum, Inc. is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the

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

marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

                                -Table Follows-

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                   ----------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                              Three Months Ended                  Nine Months Ended
                                                                 September 30,                      September 30,
                                                          ----------------------------       ----------------------------
                                                             2000             1999              2000             1999
                                                          -----------      -----------       -----------      -----------
REVENUES:
      Oil and gas sales                                   $   179,458      $   113,580       $   478,133      $   240,902
      Gas marketing                                            38,988           16,404            82,868           38,905
      Oil and gas gathering and processing                      5,529            1,734            13,223            5,184
      Gain (loss) on disposition of assets                       (805)           3,305            (1,188)           7,671
      Other income (expense)                                      722            1,406           (22,600)           2,332
                                                          -----------      -----------       -----------      -----------

                                                              223,892          136,429           550,436          294,994
                                                          -----------      -----------       -----------      -----------

COSTS AND EXPENSES:
      Lease operating, including production taxes              38,215           31,886           110,737           80,991
      Exploration costs                                         8,949            1,322            12,330            9,523
      Gas marketing                                            37,482           15,705            79,409           37,095
      Oil and gas gathering and processing                      5,019            1,311            11,337            3,932
      General and administrative                                9,413            8,413            28,650           24,482
      Depreciation, depletion and amortization                 25,630           26,231            72,382           83,240
      Interest                                                 11,609           15,185            36,948           44,321
                                                          -----------      -----------       -----------      -----------

                                                              136,317          100,053           351,793          283,584
                                                          -----------      -----------       -----------      -----------

      Income before income taxes                               87,575           36,376           198,643           11,410

PROVISION (BENEFIT) FOR INCOME TAXES:
      Current                                                  25,273            2,749            51,741            2,796
      Deferred                                                  4,932            6,349            17,019           (5,726)
                                                          -----------      -----------       -----------      -----------

NET INCOME                                                $    57,370      $    27,278       $   129,883      $    14,340
                                                          ===========      ===========       ===========      ===========

EARNINGS PER SHARE:
      Basic                                               $       .91      $       .44       $      2.08      $       .25
                                                          ===========      ===========       ===========      ===========
      Diluted                                             $       .90      $       .43       $      2.03      $       .25
                                                          ===========      ===========       ===========      ===========

Weighted average common shares outstanding:
      Basic                                                    62,770           62,309            62,592           56,505
                                                          ===========      ===========       ===========      ===========
      Diluted                                                  63,956           64,143            63,892           57,869
                                                          ===========      ===========       ===========      ===========

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                           SUMMARY BALANCE SHEET DATA
                           --------------------------
                                 (In thousands)
                                  (Unaudited)

                                                                     September 30,                December 31,
                                                                         2000                        1999
                                                                   -----------------            ----------------
Total current assets                                                     $   170,852                 $   154,491
Property, plant and equipment, net                                         1,042,026                     971,352
Total assets                                                               1,258,193                   1,168,134

Total current liabilities                                                    193,629                      93,902
Long-term debt                                                               472,401                     625,318
Stockholders' equity                                                         557,618                     431,129

                             SUMMARY OPERATING DATA
                             ----------------------
                                  (Unaudited)

                                            Three Months Ended             Nine Months Ended
                                               September 30,                 September 30,
                                        -------------------------    --------------------------
                                           2000           1999           2000           1999
                                        ----------    -----------    -----------    -----------
Production:
  Oil (MBbls) -
     U.S.                                    2,259          2,183          6,731          6,484
     Argentina                               2,409          2,287          6,901          5,330
     Ecuador                                   331            138            880            381
     Bolivia                                    38             28             82             58
     Total                                   5,037          4,636         14,594         12,253

  Gas (MMcf) -
     U.S.                                    8,787          9,577         26,931         29,010
     Argentina                               2,589          2,547          6,277          2,921
     Bolivia                                 3,096          1,817          5,681          3,345
     Total                                  14,472         13,941         38,889         35,276

  Total MBOE                                 7,449          6,959         21,076         18,132

Average prices:
  Oil (per Bbl) -
     U.S.                                  $ 22.86(a)     $ 17.50(a)     $ 23.17(b)     $ 14.01(b)
     Argentina                               29.97          19.72          27.78          15.32
     Ecuador                                 23.39          14.28          22.13          10.74
     Bolivia                                 28.41          16.95          28.17          14.53
     Total                                   26.34(a)       18.50(a)       25.31(b)       14.48(b)

  Gas (per Mcf) -
     U.S.                                  $  4.24        $  2.41        $  3.31        $  1.98
     Argentina                                1.82           1.37           1.84           1.32
     Bolivia                                  1.55            .70           1.43            .63
     Total                                    3.23           2.00           2.80           1.80

____________________________
(a) The impact of oil hedges decreased the Company's U.S. and total average oil prices per Bbl for the three months ended September 30, 2000, by $5.59 and $2.51, respectively. The impact of oil hedges decreased the Company's U.S. and total average oil prices for the three months ended September 30, 1999, by $.57 and $.27, respectively.
(b) The impact of oil hedges decreased the Company's U.S. and total average oil prices per Bbl for the nine months ended September 30, 2000 by $3.24 and $1.50, respectively. The impact of oil hedges decreased the Company's U.S. and total average oil prices per Bbl for the nine months ended September 30, 1999, by $.15 and $.08, respectively.

                                -Table Follows-

                            VINTAGE PETROLEUM, INC.
                       REVISED TARGETS FOR 2000 AND 2001
--------------------------------------------------------------------------------

                                                                  Revised                Revised
                                                                     2000                   2001
                                                                Target(c)              Target(c)
                                                                ---------              ---------
Oil production (MMBbls):

             U.S.                                                     9.1                    9.0
             Argentina                                                9.6                   11.6
             Other                                                    1.4                    2.0
             Total                                                   20.1                   22.6

Gas production (Bcf):

             U.S.                                                    36.4                   39.5
             Argentina                                                8.4                    8.6
             Bolivia                                                  8.4                    9.9
             Total                                                   53.2                   58.0

Total MMBOE                                                          28.9                   32.3

Net realized price (before impact of hedging)as a percent of NYMEX(a) - Total Company:

             Oil                                                       90%                    84%
             Gas                                                       79%                    74%

DD&A per BOE (oil and gas only)                                     $3.30                  $3.35
LOE per BOE                                                         $5.20                  $4.86
G&A per BOE                                                         $1.33                  $1.28

Non-Acquisition Capital Spending Budget (in millions)               $ 167                  $ 245

Cash Flow (before working capital changes) (in millions):
  2000 Assumed NYMEX - $30.31 oil and $3.76 gas                     $ 338
  2001 Assumed NYMEX - $25.00 oil and $3.50 gas                                            $ 332

EBITDAX(b) (in millions):
  2000 Assumed NYMEX - $30.31 oil and $3.76 gas                     $ 463
  2001 Assumed NYMEX - $25.00 oil and $3.50 gas                                            $ 451

-----------------------------

(a)NYMEX:
       Oil - Average of the daily settlement price per barrel for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.

       Gas - Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.
(b)EBITDAX:  Earnings before interest, taxes, DD&A and exploration expenses.
(c)Targets do not reflect acquisitions made after September 30, 2000.
(d)See "Growth Targets for 2000 and 2001 Revised" and Forward-Looking Statements elsewhere in the release.